Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

March 14, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in continuation of our intimation dated February 28, 2024, wherein we informed that the wholly owned subsidiary of the Company, namely, Industrias Químicas Falcon de Mexico, S.A. de C.V., (referred to hereinafter as “Dr. Reddy’s Mexico”) has received an Order from the Superior Chamber of the Federal Court in Administrative Justice, Mexico, pertaining to ongoing tax litigation and the details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 were given in the said intimation. A copy of the said intimation is annexed for reference.

In this connection, we further inform that the above mentioned order levies penalty amount of Mexican peso 58 million (INR 288 million). Based on our evaluation, there is no material impact on financials, operations or other activities of the Company. Dr. Reddy’s Mexico is in process of filing necessary appeal against the order with the appellate authority in this regard.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 28, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the wholly owned subsidiary of the Company, namely, Industrias Químicas Falcon de Mexico, S.A. de C.V., (referred to hereinafter as “Dr. Reddy’s Mexico”) has received an Order from the Superior Chamber of the Federal Court in Administrative Justice, Mexico, pertaining to ongoing tax litigation. The details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Name of the authority	:	The Superior Chamber of the Federal Court in Administrative Justice, Mexico
Nature and details of the action(s) taken, initiated or order(s) passed	:	Dr. Reddy’s Mexico, wholly owned subsidiary of Dr. Reddy’s Laboratories Limited, has received an Order from the Superior Chamber of the Federal Court in Administrative Justice, Mexico pertaining to ongoing tax litigation.
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	Order by electronic jurisdictional bulletin of the Federal Court of Administrative Justice dated February 26, 2024, was received by the Company on February 28, 2024.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	:	The Superior Chamber of the Federal Court in Administrative Justice, Mexico, disallowed certain expenditure claimed by Dr. Reddy’s Mexico for the Calander Years 2006, 2007 and 2008;
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:	The Company is evaluating the details of the order and its implications. The Order is in a foreign language (Spanish) and after evaluation of the said Order, the Company will update implication and monetary impact, if any

The Company will evaluate filing necessary appeal with the appellate authority in this regard.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR